Mail Stop 4561

						April 25, 2006

VIA U.S. MAIL AND FAX

William White
Chief Financial Officer
California News Tech
825 Van Ness Avenue, Suite 406-407
San Francisco, CA 94109

Re:	California News Tech
	File No. 000-50762
      Form 10-K for Fiscal Year Ended
	December 31, 2005


Dear Mr. White:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2005

Financial Statements

Note 2. Summary of Significant Accounting Policies

Product Development, page F-7

1. We note on page 6 that you have released certain products. Also, you indicate in note 1 that during 2005 you completed development of your website and began to generate subscription based fees. However, it is unclear whether you have commenced amortization or have recognized any impairment of capitalized development costs and website development costs. Please explain to us how you applied paragraphs 8 and 9 of SFAS 86 to your capitalized development costs;
and how you applied paragraphs 34-38 of SOP 98-1 to your website development costs.

Note 6 Notes Payable to Related Parties, page F-10

2. We note that payment of the $71,140 note is due March 6, 2006.
Please explain to us you basis in GAAP for reporting this note as non-current rather than current liability.


*    *    *    *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Robert Telewicz, Staff Accountant, at (202)
551-3438 or the undersigned at (202) 551-3414 if you have questions.



								Sincerely,



      Jorge L. Bonilla
      Senior Staff Accountant

William White
California News Tech
April 25, 2006
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